NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

June 8, 2012

VIA EDGAR

Larry Spirgel, Assistant Director

Kate Beukenkamp, Attorney-Advisor

Paul Fischer, Attorney-Advisor

Ivette Leon, Assistant Chief Accountant

Christine B. Adams, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Oriental Education & Technology Group Inc. (the “Company”) Responses to the Letter Dated May 18, 2012 regarding Form 20-F for Fiscal Year Ended May 31, 2011 (“2011 Form 20-F”) (File No. 001-32993)

Dear Mr. Spirgel, Ms. Beukenkamp, Mr. Fischer, Ms. Leon and Ms. Adams,

This letter sets forth the Company’s responses to the comments contained in the letter dated May 18, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 Form 20-F. The comments are repeated below and followed by the responses thereto.

General

1.	Please provide us with executed versions of the form documents you have provided, namely the new equity pledge agreement, the option agreement, and the several powers of attorney. Also, please file executed versions of these documents under Item 601 of Regulation S-K.

In response to the Staff’s comment, the Company is providing, as exhibits to this letter, the executed versions of (i) the equity pledge agreements, (ii) the option agreement, and (iii) the powers of attorney. The Company proposes to file the executed versions of these documents as exhibits to its future Form 20-F filing.

Risk Factors, page 5

Risks Related to Our Corporate Structure, page 13

2.	We note your response to the third bullet point in comment 2 from our letter dated April 27, 2012 including your statement that the transfer of equity in the VIE was not a material event to the company. Tell us why your VIE agreements were not executed the same date of the transfer the entirety of the equity in the VIE in December 2011, but were apparently executed in late April 2012, five months later.

Further, we note that your equity pledge, pursuant to the equity pledge agreement executed April 23, 2012, was not registered with SAIC Haidian until May 7, 2012. Please expand your materiality analysis to include the dollar value the equity pledge secures that were left unregistered, unperfected and therefore unsecured and the percentage assets and revenues of your operations your VIE constitutes, that were left without executed agreements by which you claim control and economic benefit, over same. We note your response that the equity pledge agreement “secured all debts and liabilities arising from the relevant principal agreements.”

Provide us with your analysis as to whether and how the governing NYSE rules, citing same, would have required publicly filing and furnishing this information, including all the relevant points related to the VIE equity transfer including, but not limited to, those factors referenced above.

The Company respectfully advises the Staff that, as an existing shareholder of the VIE prior to the transfer of the VIE’s equity interests in December 2011, Century Friendship was bound by the previous equity pledge agreement dated May 25, 2006 (filed as Exhibit 99.8 to the Company’s Form F-1 registration statement (File No. 333-136825), as amended, initially filed with the Securities and Exchange Commission on August 22, 2006, where the name of Century Friendship was translated as “Beijing Shiji Youhao Education Investment Co., Ltd.” under Mandarin Chinese pronunciation). Pursuant to section 2 of this previous equity pledge agreement, Century Friendship agrees to “provide security of pledge over 100% of the equity interest it holds” in the VIE to the WFOEs “in whole.” The terms contained in the equity pledge agreements executed on April 23, 2012 are substantially identical to the terms in the equity pledge agreement dated May 25, 2006. The equity pledge agreements dated April 23, 2012 were executed to reflect the new shareholding structure and exclusion of the other former shareholders of the VIE who no longer held any equity interests in the VIE.

Although the Company and Century Friendship had made commercially reasonable efforts to execute and register the new equity pledge agreements, it had taken a few months for this process to complete:

•	The equity transfer agreements were signed in December 2011 and the VIE’s new shareholding structure was officially registered with SAIC Haidian on January 18, 2012.

•	From January 23, 2012 till February 6, 2012 was Chinese New Year, which largely brought business activities to a halt.

•

As PRC companies’ SAIC annual review period started in February 2012, Century Friendship and the VIE were required by SAIC Haidian to complete their annual reviews before the pledge of Century Friendship’s equity interests in the VIE could be registered with SAIC Haidian. The annual reviews were completed on April 17, 2012.

The Company further respectfully advises the Staff that, the value that the registered equity pledge secures is not limited to the amount that was stated on the application form. Instead, it covers all debts and liabilities arising from the relevant principal agreements, as stated in the equity pledge agreements.

The Company’s PRC counsel, Tian Yuan Law Firm, advises the Company that, pursuant to PRC Property Law, the scope of the equity pledge is based on the contracting parties’ mutual agreements as reflected in the equity pledge agreements. The application form, as an instrument of administration process, does not change any terms of such agreements, and thus does not alter the scope of the agreed equity pledge. The registration of the equity pledge agreements discloses to the public the existence of the equity pledge agreements and such purpose has been achieved by the successful registration of the equity pledge agreements. The administrative documentation is neither an evidence to, nor an approval of, the scope or terms and conditions of the equity pledge set forth in the registered equity pledge agreements. As such, the Company respectfully advises the Staff that there is no dollar value left unregistered, unperfected and therefore unsecured.

Section 201.00 of the NYSE Listed Company Manual states that a NYSE listed company is expected to “ensure timely disclosure of information that may affect security values or influence investment decisions, and in which shareholders, the public and the Exchange have a warrantable interest.” As (i) the transfer of equity in the VIE does not, in any way, diminish the Company’s effective control over the VIE, and (ii) the change in the VIE’s shareholding structure does not result in any effective transfer of any assets from the Company or its VIE to any related party, and therefore, it does not have any impact on the balance sheet, cash flow or statement of operations, the Company did not believe that the change in the shareholding structure of the VIE is information that may affect security values or influence investment decisions, or in which shareholders, the public and NYSE have a warrantable interest. Therefore, the Company did not consider such information is subject to disclosure obligation under NYSE rules.

3.	We note your response to the seventh bullet point in comment 3 from our letter dated April 27, 2012 including providing the equity pledge agreement, option agreement and power of attorney as form agreements. Please confirm whether the powers of attorney contain all necessary provisions, including nominating and voting rights, under PRC law to maintain a controlling financial interest in your VIE such that you have the power to direct the activities that most significantly impact the VIEs economic performance and tell us how it does that. We note that your power of attorney agreement appears to consist of one sentence that gives a proxy to exercise voting shares with nothing further. Additionally, please disclose whether the powers of attorney are revocable, cover all applicable WFOEs and cover 100% of Beijing Century’s shareholders.

The Company and its PRC counsel confirm that the powers of attorney contain all necessary provisions, including nominating and voting rights, under PRC law to maintain a controlling financial interest in the VIE, such that it has the power to direct the activities that most significantly impact the VIE’s economic performance.

Pursuant to PRC Company Law and the articles of the VIE, the VIE’s shareholder is entitled to (i) approve transfers of any or all of the equity interests or assets of the VIE; (ii) nominate the directors of the VIE; (iii) supervise the economic performance conducted by the board of directors; (iv) access the financial information of the VIE; (v) file a lawsuit against the board of directors or senior management members when they are acting to the detriment of the shareholder’s interest; (vi) approve the annual budget and declare dividends; and (vii) vote by itself or by proxy on any other matters discussed on shareholders’ meetings. Under the powers of attorney, the shareholder of the VIE authorizes the WFOEs to exercise its shareholder’s voting right as its proxy.

The Company further advises the Staff that, the powers of attorney do not prohibit the shareholder of the VIE from revoking its authorization to the WFOEs. Nonetheless, the shareholder of the VIE cannot effectively revoke its authorization under the current VIE structure. Under the option agreement, when the shareholder of the VIE acts to the detriment of the interest of the WFOEs, the WFOEs are entitled to require the shareholder to transfer all of its equity interests in the VIE to the WFOEs or third parties designated by the WFOEs. Thus, the Company respectfully advises the Staff that the revocability of the powers of attorney is not crucial to the WFOEs’ control over the VIE’s operation.

In response to the Staff’s comment, the Company proposes to include in Note 1 to the financial statements in its future Form 20-F filings the following disclosure as it relates to the powers of attorney:

“Powers of Attorney. Pursuant to the powers of attorney issued by Century Friendship to Beijing Hewstone, Beijing Decision, Shanghai Smart Words, Beijing Pioneer and Beijing Wisdom Career, Century Friendship entrusts them as its proxy to exercise its rights as a shareholder with respect to 100% of its equity interests in New Oriental China. The powers of attorney have a indefinite term.”

4.	We also note from your response to comment 4 that Century Friendship, the shareholder of the VIE, has executed powers of attorney, which included a proxy of its voting right on April 23, 2012. Since you deemed it necessary to execute the powers of attorney on April 23, 2012 providing the WFOEs with proxy voting rights, it appears that there was no prior contractual agreement that transferred nomination and voting rights from the VIE to the WFOE. In this regard, please tell us how you concluded, in accordance with ASC 810-10-25-38A, that you had the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance at December 31, 2011 and/or prior to April 23, 2012.

The Company acknowledges that the Staff is correct to point out that there were no agreements that explicitly transferred nomination and voting rights from the VIE to the WFOEs prior to the execution of the powers of attorney dated April 23, 2012. However, the Company was still able to exert control and essentially direct the activities of the VIE that most significantly impact the VIE’s economic performance through the previous option agreement.

Pursuant to the option agreement ((filed as Exhibit 99.7 to the Company’s Form F-1 registration statement (File No. 333-136825), as amended, initially filed with the Securities and Exchange Commission on August 22, 2006), the shareholders of the VIE were obligated to transfer to the WFOEs, and the WFOEs had an exclusive, irrevocable and unconditional right to purchase, or cause the WFOEs’ designated party to purchase, from such shareholders, in the WFOEs’ sole discretion, part or of all of these shareholders’ equity interests in the VIE when and to the extent that applicable PRC law permits the WFOEs to own part or all of such equity interests in VIE. The purchase price to be paid by the WFOEs will be the minimum amount of consideration permitted by applicable PRC law at the time when such share transfer occurs.

After studying other public companies’ VIE structure, the Company determined that having powers of attorney in the form of a separate legal document is a more explicit manner of presenting the WFOEs’ power to direct the activities of the VIE that most significantly impact the VIE’s economic performance.

Accordingly, the Company respectfully advises the Staff that the Company has, in accordance with ASC 810-10-25-38A, the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance prior to and after the execution of the powers of attorney.

5.	We note your response to the eighth bullet point in comment 3 from our letter dated April 27, 2012. Disclose the dollar amount of the debt in your application form when filing the equity pledge registration documents. We note that you included the RMB amount of the registered capital of the VIE in the application that registered the equity pledge to perfect the security interest with SAIC Haidian.

The Company respectfully advises the Staff that, the dollar amount of the debt in the application form has no impact on the equity pledge. As stated in the response to the Staff’s comment 2 above, the scope of the equity pledge is based on the contracting parties’ mutual agreements, which are reflected in the equity pledge agreements. The amount in the application form does not affect the scope of the equity pledge. Therefore, the Company believes that a disclosure of the amount in the application form does not help the investors to understand its VIE structure and may be potentially misleading.

6.	Please tell us the remaining dollar value, including “all secured debts and liabilities arising from the relevant principal agreements,” you state is “secured” by the equity pledge agreement and tell us how those amounts are “secured” when it is not the equity pledge agreement that is registered with SAIC Haidian, and thereby perfected, but the equity pledge, a separate document that states with specificity, the amount of the debt the collateral secures, the registered capital amount, in this case.

The Company respectfully advises the Staff that, as discussed in the responses to the Staff’s comments 2 and 5 above, there is no remaining dollar value that is secured by the equity pledge agreements but not registered with SAIC Haidian. All “debts and liabilities arising from the relevant principal agreements” have been secured by the equity pledge agreements and registered with SAIC Haidian.

7.	We note your response to the ninth bullet point in comment 3 from our letter dated April 27, 2012. Please confirm that you will include the disclosure in paragraph two of your response in future filings. We note your statement that “the pledgee may conclude an agreement with the pledgor to obtain the pledged equity.” Please tell us the process by which that is done, with all prerequisite steps, confirmations, eligibility requirements, and clearances, citing the applicable PRC rules, regulations and procedures. Please confirm that the default manner in which to dispose of an equity pledge agreement under PRC Security Law is by public auction, and not the direct transfer of pledged equity interest to a pledgor when the pledgor chooses to enforce the pledge.

The Company confirms that it will include the disclosure in paragraph two of its response to the ninth bullet point in comment 3 from the Staff’s letter dated April 27, 2012 under Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with New Oriental China and Its Subsidiaries and Shareholders—Equity Pledge Agreement” in its future Form 20-F filings as follows:

“According to PRC Property Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. As the new equity pledge was properly registered with SAIC Haidian and thereby became effective, losses incurred by us, if any, would be compensated from the proceeds of enforcement of the pledged equity prior to the unsecured debts of New Oriental China.”

The Company and its PRC counsel are fully aware of Article 40 of PRC Guarantee Law and Article 211 of PRC Property Law, which provide that the pledgee and pledgor may not stipulate in the pledge agreement that the ownership of the pledged property shall automatically transferred to the pledgee/creditor if the obligor is default. However, the Company respectfully advises the Staff that such a prohibition only applies to the pledge agreement, which is entered into before an obligation is due. There is no such prohibition for the pledgor to agree to transfer the ownership of the pledged entity after an obligation is due.

When the obligor fails to fulfill its obligation when it is due, the pledgee may choose to conclude an agreement with the pledgor to obtain the pledged equity. Such an agreement is a regular equity transfer agreement and no special prerequisite step, confirmation, eligibility requirement, and clearance is required by PRC laws. When the pledgee chooses to disposes of the pledge, it can choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. Neither of them is the default manner.

The Company’s PRC counsel further advises the Company that, under the current VIE structure, the WFOEs, as the pledgees, can obtain the pledged equity interests when enforcing the pledge without public auction. As the first step, to perform the equity pledge agreements, the WFOEs can exercise the shareholder’s rights of the VIE through the powers of attorney to procure the VIE to enter into an equity transfer agreement in favor of the WFOEs. Then, through the option agreement, one of the WFOEs, Shanghai Smart Words, can exercise its option, execute the equity transfer agreement pre-signed by the shareholder of the VIE as Appendix I to the option agreement and obtain the equity interest in the VIE.

8.	We note your response to comment 4 from our letter dated April 27, 2012. Please cite the specific language in your prior equity pledge agreement that includes the voting rights provisions, referencing the exact section of the agreement. Please also indicate where nominating rights are covered within the agreement.

As discussed in the Company’s response to the Staff’s comment 4 above, the Company acknowledges that there were no agreements that explicitly transferred nomination and voting rights from the VIE to the WFOEs prior to the execution of the powers of attorney dated April 23, 2012.

9.	We note your response to comment 5 from our letter dated April 27, 2012. Please disclose whether you ever collateralized dividends or voting rights in the past including under prior equity pledge agreements or other supporting agreements. We note that in Note 1 to the financial statements you state that “[a]s collateral to ensure New Oriental China and its subsidiaries’ payments under the Service Agreements, the shareholders of New Oriental China and its subsidiaries, through an equity pledge agreement dated April 2005, pledged all of their rights and interests in New Oriental China and its subsidiaries, including voting rights and dividend rights, to the [c]ompany.” [emphasis added]. Please explain and reconcile.

The Company respectfully advises the Staff that Article 213 of PRC Property Law and Article 68 of PRC Guarantee Law provide that a pledgee is entitled to proceeds of the pledged assets, unless otherwise agreed in the pledge agreement. As the equity pledge agreement dated May 25, 2006 did not provide for the collection of the dividends, the dividends, as proceeds from the pledged equity, were deemed to have been collateralized by the shareholder of the VIE to the WFOEs in the past. The Company’s PRC counsel advises that no voting rights were pledged, as such rights are not considered proceeds from the pledged equity pursuant to the PRC law.

In response to the Staff’s comment, the Company proposes to revise the relevant statements in Note 1 to the financial statements in its future Form 20-F filings to:

“As collateral to ensure New Oriental China and its subsidiaries’ payments under the Service Agreements, the shareholders of New Oriental China and its subsidiaries, through an equity pledge agreement dated May 2006~~April 2005~~, pledged all of their rights and interests in New Oriental China and its subsidiaries, including ~~voting rights and~~ dividend rights, to the Company.”

Note 1. Organization and Principal Activities, page 9

The VIE Arrangements, page 15

10.	We note your response to comment seven from our letter dated April 27, 2012. You state that through the trademark license agreements, new enrollment system development service agreements and website development and use agreements with New Oriental China that you have the right to receive substantially all of the economic benefits of New Oriental China. To help us better understand your consolidation policy, please provide the following as it relates to each of the contractual agreements mentioned above:

•	the duration of each contract and its remaining term;

•	a description of how contracts renew and if the VIE’s approval of the contracts is required;

•	if the VIE has any right to terminate a contract (e.g., payment of a contract termination fee or ability to opt-out upon expiration of the contract);

•	a description of how the fees from the VIE to the WFOE are determined, and how significant the fees are; and

•	the actual payment history of fees from the VIE to the WFOE.

The Company respectfully advises the Staff that for the fiscal year ended May 31, 2011, there were the four types of contractual agreements between the VIE and WFOEs, including: i) trademark license agreements, ii) new enrollment system development service agreements, iii) other operating system service agreements and iv) software purchase agreements. These agreements gave the Company the right to receive substantially all of the economic benefits of the VIE.

As of the date of this letter, most of the remaining initial terms of these agreements are less than one year, except that the initial terms for the software purchase agreement will expire in 2013 and the initial terms for the new enrollment system development service agreement will expire in 2016. Upon expiration of the initial terms, each of these agreements shall automatically renew for successive periods unless notified by WFOEs of their intention to terminate the agreements. No approval from the VIE is required for the renewal. In addition, the VIE does not have the right to terminate the agreements.

Fees under the trademark license agreements and other operating system service agreements are charged at a certain percentage of the VIE’s revenue whilst fees under the new enrollment system development service agreements and the software purchase agreements are charged at a certain amount per student enrolled and per unit of software sold to the VIE, respectively. The WFOEs primarily generate their revenue from these agreements. For the three fiscal years ended May 31, 2009, 2010 and 2011, total payment of fees paid by the VIE to WFOEs amounted to US$52.4 million, US$69.3 million and US$71.8 million, respectively.

*        *        *         *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2011 Form 20-F, please contact the undersigned at +86 139 11195439 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4850. Thank you.

Very truly yours,

/s/ Michael Minhong Yu
Michael Minhong Yu
Chairman and Chief Executive Officer

cc:	Louis T. Hsieh, New Oriental Education & Technology Group Inc.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Elsie Zhou, Deloitte Touche Tohmatsu CPA Ltd.

EXHIBIT INDEX

Exhibit 1	English Translation of Equity Pledge Agreement among New Oriental China, Century Friendship and Beijing Hewstone dated April 23, 2012

Exhibit 2	English Translation of Equity Pledge Agreement among New Oriental China, Century Friendship and Beijing Decision dated April 23, 2012

Exhibit 3	English Translation of Equity Pledge Agreement among New Oriental China, Century Friendship and Shanghai Smart Words dated April 23, 2012

Exhibit 4	English Translation of Equity Pledge Agreement among New Oriental China, Century Friendship and Beijing Pioneer dated April 23, 2012

Exhibit 5	English Translation of Equity Pledge Agreement among New Oriental China, Century Friendship and Beijing Wisdom Career dated April 23, 2012

Exhibit 6	English Translation of Option Agreement among New Oriental China, Century Friendship and Shanghai Smart Words dated April 23, 2012

Exhibit 7	English Translation of Power of Attorney issued by Beijing Hewstone dated April 23, 2012

Exhibit 8	English Translation of Power of Attorney issued by Beijing Decision dated April 23, 2012

Exhibit 9	English Translation of Power of Attorney issued by Shanghai Smart Words dated April 23, 2012

Exhibit 10	English Translation of Power of Attorney issued by Beijing Pioneer dated April 23, 2012

Exhibit 11	English Translation of Power of Attorney issued by Beijing Wisdom Career dated April 23, 2012

Exhibit 1

Equity Pledge Agreement

This Equity Pledge Agreement (“Agreement”) is executed on April 23, 2012 in Beijing among:

Party A: Beijing Hewstone Technology Co., Ltd., with its registration address at Room 311, Building B, No. 3, Danling Street, Haidian District, Beijing;

Party B: Beijing Century Friendship Education Investment Co., Ltd., with its registration address at Room 202, B2/F, No. 2 of Haidiandongsan Sreet, Haidian District, Beijing;

Party C: Beijing New Oriental Education & Technology (Group) Co., Ltd., with its registration address at 9/F, No. 6 of Haidianzhong Street, Haidian District, Beijing.

WHEREAS:

(1)	Party A has entered into a series of agreements (“Principal Agreements”) with Party C and Party C’s affiliates respectively;

(2)	Party B holds 100% of the equity interest in Party C and agrees to provide security of pledge over the equity interest for the performance of payment obligations of Party C and its affiliates under the Principal Agreements, and Party A agrees to accept such security of pledge.

NOW, THEREFORE, the Parties agree as follows:

1.	Principal Agreements

All Parties hereto acknowledge and confirm that the Principal Agreements over which the security of pledge is provided hereunder include a series of contracts which have been concluded and become effective among Party A, Party C and Party C’s affiliates, including but not limited to the agreements listed in Appendix I hereto and the agreements to be executed among Party A, Party C and Party C’s affiliates in the future. All Parties confirm that within the term of this Agreement, the Parties shall, at the request of Party A, promptly recognize the agreements executed and terminated among Party A, Party C and Party C’s affiliates as the Principal Agreements and amend Appendix I accordingly.

2.	Pledge

Party B agrees to pledge 10% of its equity interest in Party C (“Pledged Equity Interest”) to Party A in whole as the security for the performance of all the obligations of Party B, Party C and Party C’s affiliates under the Principal Agreements.

3.	Amounts of Pledge

The guaranteed rights under this Agreement are all the rights Party A has under the Principal Agreements (whether the rights of dispose, claim, defense and formation), including but not limited to Party C’s equity interest with the registered capital of RMB5,000,000.

4.	Scope of Pledge

The Pledged Equity Interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the Principal Agreements. To clarify, the scope of pledge shall not be limited by the amount of the registered capital stipulated in Article 3.

5.	Term of Pledge

The pledge shall be effective when upon registration with the competent industrial and commercial administrations of Party C and shall be terminated after the Principal Agreements are performed, invalidated or terminated, whichever the latest. During the term of pledge, in the event that Party B, Party C or Party C’s affiliates fail to perform any obligations under the Principal Agreements, or any of the circumstances stipulated in Article 9 occurs, Party A shall have the right to dispose the Pledged Equity Interest in accordance with the Agreement.

6.	Registration

6.1 Party B and Party C undertake to Party A that they shall:

(i) record the pledge on the register of members of Party C and submit the updated register of members to Party A for keeping; and

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(ii) register the pledge with competent industrial and commercial administrations and obtain written registration certificates within thirty (30) business days following the execution of this Agreement. During the term of this Agreement, the register of members of Party C shall be kept by Party A or persons designated by Party A, unless Party C or its affiliates need the register of members for the purpose of registration or amendment during the course of business.

6. 2 Party B and Party C further undertake that, after the execution of this Agreement, with the prior consent of Party A, Party B may increase its capital contribution to Party C, provided that any capital contribution by Party B to Party C shall be subject to this Agreement. Party B and Party C shall immediately amend the register of members of Party C and register the change to the pledge with the competent industrial and commercial administrations pursuant to the provisions in this Article 6.

7.	Party B’s Representations

7.1 Party B is the legal owner of the Pledged Equity Interest.

7.2 Except for the pledge provided herein, Party B has not created any other pledge on the Pledged Equity Interest.

8.	Party B’s Undertakings and Warranties

8.1 Party B undertakes to Party A that in the term of this Agreement, it will:

(a) without Party A’s prior written consent, not transfer the Pledged Equity Interest, or establish or permit the existence of any guaranty on the Pledged Equity Interest, unless otherwise agreed mutually;

(b) comply with all the laws and regulations concerning pledge of rights. Upon receipt of any notice, instruction or suggestion issued or promulgated by competent authorities, Party B shall produce such notice, instruction or suggestion to Party A within 5 days, and comply with them or submit appeals and presentations pursuant to Party A’s reasonable requests or with Party A’s consent.

8.2 Party B agrees that, for the purpose of this Agreement, Party A shall have the right to exercise its pledge right in accordance with the relevant laws without being suspended or interrupted by legal procedures initiated by Party B, its successors, its principals or any other person.

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8.3 Party B undertakes to Party A that, for the purpose of protecting or perfecting the guaranty provided in this Agreement for the payment under the Principal Agreements, Party B will, upon Party A’s request, honestly sign, and urge other persons with interests in the pledge to sign all right certificates, agreements and covenants in connection with the enforcement of this Agreement, and urge other persons with interests to the pledge to take, any action in relation to the enforcement of this Agreement and facilitate Party A’s exercising of its rights under this Agreement.

8.4 Party B undertakes to Party A that, in order to ensure the interests of Party A, Party B will abide by and perform all undertakings, promises, warrants, agreements, representations and conditions. If Party B fails to perform or performs incompletely undertakings, promises, warrants, agreements, representations and conditions, Party B shall indemnify all the losses suffered by Party A as a result.

9.	Exercise of Pledge

9.1 Party A may require that Party B or Party C immediately fulfill all the obligations under the Agreement and the pledge under this Agreement can be exercised immediately if any of the following circumstances, to the extent that are permitted by relevant P.R.C laws and administrative regulations, occurs:

(a) any statement, warranty or representation made by Party B, Party C or Party C’s affiliates under the Agreement or Principal Agreements are not in consistency, accurate, true or no longer accurate or true in any aspect; or Party B, Party C or Party C’s affiliates breach or fail to fulfill any obligation or abide by any warranty and undertaking under the Agreement or Principal Agreements; or

(b) any or more of the obligations of Party B, Party C or Party C’s affiliates under the Agreement or Principal Agreements is/are deemed as unlawful or void; or

(c) Party B or Party C materially breaches the stipulations regarding its obligations under this Agreement.

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9.2 In the event of the occurrence of any of the said exercise events, Party A may exercise its pledge right by purchasing or designating other parties to purchase the security of pledge at a converted price, or through auction or sale of the security of pledge. Party A may exercise the right of pledge under the agreement and does not need to exercise other guarantees or rights, or carry out other measures or procedures to Party B and/or Party C or any other person.

9.3 Party B and Party C, at the request of Party A, should take all lawful and appropriate actions to guarantee Party A’s exercise of the pledge right. For the purpose of this, Party B and Party C should sign all the documents and materials and carry out all measures and take all actions reasonably required by Party A.

10.	Transfer

10.1 Unless agreed in writing by Party A in advance, Party B shall not have the right to donate or transfer any rights and obligations under this Agreement with the exception of the “Option Agreement” concluded between Party B and New Oriental Education & Technology Group Inc.

10.2 This Agreement shall be binding upon Party B and its successors, and also binding upon Party A, its successors and its assignees.

10.3 Party A may, at any time, assign all or any of its rights and obligations under the Principal Agreements to a designated person (natural or legal), under which circumstance the assignee shall have the rights and obligations Party A has under this Agreement as if it were a Party to this Agreement. Where Party A transfers its rights and obligations under the Principal Agreements, Party B shall, upon Party A’s request, execute agreements and/or documents concerning said transfer.

10.4 Where there is a change to Party A as result of said assignment, both new Parties shall enter into a new equity pledge agreement.

11.	Confidentiality

This Agreement and all its provisions shall be confidential by all not be disclosed to any third party, expectcertain involved senior officers, directors, employees, agents and professional consultants unless the laws require a party to disclose information in connection with this Agreement to the government, public or shareholders, or to file this Agreement with governmental authorities.

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This Article 11 shall survive any amendment, rescission or termination of this Agreement.

12.	Liability for Breach of Contract

A party shall compensate the other parties for all the losses if it fails to perform its obligations under this Agreement or if its representations or warranties under this Agreement prove to be substantially false or incorrect.

13.	Force Majeure

In the event that force majeure affects the performance of this Agreement, the party suffering from the force majeure shall immediately notify the other parties by telegraph, facsimile or other electronical forms and provide the written certificate within fifteen (15) working days. Based the impact of the force majeure on the performance of this Agreement, all the parties shall negotiate and decide whether to terminate this Agreement, partly waive the obligations of performance or delay the performance.

14.	Miscellaneous

14.1 Any dispute arising from the performance of this Agreement shall be settled through friendly negotiation. Disputes that cannot be settled through such negotiation shall be submitted to Beijing Arbitration Commission in Beijing in accordance with its arbitration rules. The award of the arbitration shall be final.

14.2 This Agreement shall be effective from the signing day.

14.3 This Agreement is executed in Chinese with three (3) originals, each party holding an original.

(The reminder of this page is intentionally left blank)

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(Signature Page)

Party A: Beijing Hewstone Technology Co., Ltd.

Authorized Representative:

/s/ Authorized Representative

Party B: Beijing Century Friendship Education Investment Co., Ltd.

Authorized Representative:

/s/ Authorized Representative

Party C: Beijing New Oriental Education & Technology (Group) Co., Ltd.

Authorized Representative:

/s/ Authorized Representative

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Appendix I:

List of Principal Agreements

No.	Name of the Agreement
1	HS Intelligent Learning Progress Management Engine System Development Service Agreements
2	Data-protected Media Distribution System Development Service Agreements

8

Exhibit 2

Equity Pledge Agreement

This Equity Pledge Agreement (“Agreement”) is executed on April 23, 2012 in Beijing among:

Party A: Beijing Decision Education & Consulting Co., Ltd., with its registration address at Room 312, Building B, No. 3 Danling Street, Haidian Street, Beijing;

Party B: Beijing Century Friendship Education Investment Co., Ltd., with its registration address at Room 202, B2/F, No. 2 of Haidiandongsan Sreet, Haidian District, Beijing;

Party C: Beijing New Oriental Education & Technology (Group) Co., Ltd., with its registration address at 9/F, No. 6 of Haidianzhong Street, Haidian District, Beijing.

WHEREAS:

(1)	Party A has entered into a series of agreements (“Principal Agreements”) with Party C and Party C’s affiliates respectively;

(2)	Party B holds 100% of the equity interest in Party C and agrees to provide security of pledge over the equity interest for the performance of payment obligations of Party C and its affiliates under the Principal Agreements, and Party A agrees to accept such security of pledge.

NOW, THEREFORE, the Parties agree as follows:

1.	Principal Agreements

All Parties hereto acknowledge and confirm that the Principal Agreements over which the security of pledge is provided hereunder include a series of contracts which have been concluded and become effective among Party A, Party C and Party C’s affiliates, including but not limited to the agreements listed in Appendix I hereto and the agreements to be executed among Party A, Party C and Party C’s affiliates in the future. All Parties confirm that within the term of this Agreement, the Parties shall, at the request of Party A, promptly recognize the agreements executed and terminated among Party A, Party C and Party C’s affiliates as the Principal Agreements and amend Appendix I accordingly.

2.	Pledge

Party B agrees to pledge 6% of its equity interest in Party C (“Pledged Equity Interest”) to Party A in whole as the security for the performance of all the obligations of Party B, Party C and Party C’s affiliates under the Principal Agreements.

3.	Amounts of Pledge

The guaranteed rights under this Agreement are all the rights Party A has under the Principal Agreements (whether the rights of dispose, claim, defense and formation), including but not limited to Party C’s equity interest with the registered capital of RMB3,000,000.

4.	Scope of Pledge

The Pledged Equity Interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the Principal Agreements. To clarify, the scope of pledge shall not be limited by the amount of the registered capital stipulated in Article 3.

5.	Term of Pledge

The pledge shall be effective when upon registration with the competent industrial and commercial administrations of Party C and shall be terminated after the Principal Agreements are performed, invalidated or terminated, whichever the latest. During the term of pledge, in the event that Party B, Party C or Party C’s affiliates fail to perform any obligations under the Principal Agreements, or any of the circumstances stipulated in Article 9 occurs, Party A shall have the right to dispose the Pledged Equity Interest in accordance with the Agreement.

6.	Registration

6.1 Party B and Party C undertake to Party A that they shall:

(i) record the pledge on the register of members of Party C and submit the updated register of members to Party A for keeping; and

2

(ii) register the pledge with competent industrial and commercial administrations and obtain written registration certificates within thirty (30) business days following the execution of this Agreement. During the term of this Agreement, the register of members of Party C shall be kept by Party A or persons designated by Party A, unless Party C or its affiliates need the register of members for the purpose of registration or amendment during the course of business.

6. 2 Party B and Party C further undertake that, after the execution of this Agreement, with the prior consent of Party A, Party B may increase its capital contribution to Party C, provided that any capital contribution by Party B to Party C shall be subject to this Agreement. Party B and Party C shall immediately amend the register of members of Party C and register the change to the pledge with the competent industrial and commercial administrations pursuant to the provisions in this Article 6.

7.	Party B’s Representations

7.1 Party B is the legal owner of the Pledged Equity Interest.

7.2 Except for the pledge provided herein, Party B has not created any other pledge on the Pledged Equity Interest.

8.	Party B’s Undertakings and Warranties

8.1 Party B undertakes to Party A that in the term of this Agreement, it will:

(a) without Party A’s prior written consent, not transfer the Pledged Equity Interest, or establish or permit the existence of any guaranty on the Pledged Equity Interest, unless otherwise agreed mutually;

(b) comply with all the laws and regulations concerning pledge of rights. Upon receipt of any notice, instruction or suggestion issued or promulgated by competent authorities, Party B shall produce such notice, instruction or suggestion to Party A within 5 days, and comply with them or submit appeals and presentations pursuant to Party A’s reasonable requests or with Party A’s consent.

8.2 Party B agrees that, for the purpose of this Agreement, Party A shall have the right to exercise its pledge right in accordance with the relevant laws without being suspended or interrupted by legal procedures initiated by Party B, its successors, its principals or any other person.

3

8.3 Party B undertakes to Party A that, for the purpose of protecting or perfecting the guaranty provided in this Agreement for the payment under the Principal Agreements, Party B will, upon Party A’s request, honestly sign, and urge other persons with interests in the pledge to sign all right certificates, agreements and covenants in connection with the enforcement of this Agreement, and urge other persons with interests to the pledge to take, any action in relation to the enforcement of this Agreement and facilitate Party A’s exercising of its rights under this Agreement.

8.4 Party B undertakes to Party A that, in order to ensure the interests of Party A, Party B will abide by and perform all undertakings, promises, warrants, agreements, representations and conditions. If Party B fails to perform or performs incompletely undertakings, promises, warrants, agreements, representations and conditions, Party B shall indemnify all the losses suffered by Party A as a result.

9.	Exercise of Pledge

9.1 Party A may require that Party B or Party C immediately fulfill all the obligations under the Agreement and the pledge under this Agreement can be exercised immediately if any of the following circumstances, to the extent that are permitted by relevant P.R.C laws and administrative regulations, occurs:

(a) any statement, warranty or representation made by Party B, Party C or Party C’s affiliates under the Agreement or Principal Agreements are not in consistency, accurate, true or no longer accurate or true in any aspect; or Party B, Party C or Party C’s affiliates breach or fail to fulfill any obligation or abide by any warranty and undertaking under the Agreement or Principal Agreements; or

(b) any or more of the obligations of Party B, Party C or Party C’s affiliates under the Agreement or Principal Agreements is/are deemed as unlawful or void; or

(c) Party B or Party C materially breaches the stipulations regarding its obligations under this Agreement.

4

9.2 In the event of the occurrence of any of the said exercise events, Party A may exercise its pledge right by purchasing or designating other parties to purchase the security of pledge at a converted price, or through auction or sale of the security of pledge. Party A may exercise the right of pledge under the agreement and does not need to exercise other guarantees or rights, or carry out other measures or procedures to Party B and/or Party C or any other person.

9.3 Party B and Party C, at the request of Party A, should take all lawful and appropriate actions to guarantee Party A’s exercise of the pledge right. For the purpose of this, Party B and Party C should sign all the documents and materials and carry out all measures and take all actions reasonably required by Party A.

10.	Transfer

10.1 Unless agreed in writing by Party A in advance, Party B shall not have the right to donate or transfer any rights and obligations under this Agreement with the exception of the “Option Agreement” concluded between Party B and New Oriental Education & Technology Group Inc.

10.2 This Agreement shall be binding upon Party B and its successors, and also binding upon Party A, its successors and its assignees.

10.3 Party A may, at any time, assign all or any of its rights and obligations under the Principal Agreements to a designated person (natural or legal), under which circumstance the assignee shall have the rights and obligations Party A has under this Agreement as if it were a Party to this Agreement. Where Party A transfers its rights and obligations under the Principal Agreements, Party B shall, upon Party A’s request, execute agreements and/or documents concerning said transfer.

10.4 Where there is a change to Party A as result of said assignment, both new Parties shall enter into a new equity pledge agreement.

11.	Confidentiality

This Agreement and all its provisions shall be confidential by all not be disclosed to any third party, expectcertain involved senior officers, directors, employees, agents and professional consultants unless the laws require a party to disclose information in connection with this Agreement to the government, public or shareholders, or to file this Agreement with governmental authorities.

5

This Article 11 shall survive any amendment, rescission or termination of this Agreement.

12.	Liability for Breach of Contract

A party shall compensate the other parties for all the losses if it fails to perform its obligations under this Agreement or if its representations or warranties under this Agreement prove to be substantially false or incorrect.

13.	Force Majeure

In the event that force majeure affects the performance of this Agreement, the party suffering from the force majeure shall immediately notify the other parties by telegraph, facsimile or other electronical forms and provide the written certificate within fifteen (15) working days. Based the impact of the force majeure on the performance of this Agreement, all the parties shall negotiate and decide whether to terminate this Agreement, partly waive the obligations of performance or delay the performance.

14.	Miscellaneous

14.1 Any dispute arising from the performance of this Agreement shall be settled through friendly negotiation. Disputes that cannot be settled through such negotiation shall be submitted to Beijing Arbitration Commission in Beijing in accordance with its arbitration rules. The award of the arbitration shall be final.

14.2 This Agreement shall be effective from the signing day.

14.3 This Agreement is executed in Chinese with three (3) originals, each party holding an original.

(The reminder of this page is intentionally left blank)

6

(Signature Page)

Party A: Beijing Decision Education & Consulting Co., Ltd.

Authorized Representative:

/s/ Authorized Representative

Party B: Beijing Century Friendship Education Investment Co., Ltd.

Authorized Representative:

/s/ Authorized Representative

Party C: Beijing New Oriental Education & Technology (Group) Co., Ltd.

Authorized Representative:

/s/ Authorized Representative

7

Appendix I:

List of Principal Agreements

No.	Name of the Agreement
1	New Enrollment System Development Service Agreements

8

Exhibit 3

Equity Pledge Agreement

This Equity Pledge Agreement (“Agreement”) is executed on April 23, 2012 in Shanghai among:

Party A: Shanghai Smart Words Software Technology Company Limited, with its registration address at Room 707-2, No. 200, Huiyuan Road, Jiading Industrial Zone, Shanghai;

Party B: Beijing Century Friendship Education Investment Co., Ltd., with its registration address at Room 202, B2/F, No. 2 of Haidiandongsan Sreet, Haidian District, Beijing;

Party C: Beijing New Oriental Education & Technology (Group) Co., Ltd., with its registration address at 9/F, No. 6 of Haidianzhong Street, Haidian District, Beijing.

WHEREAS:

(1)	Party A has entered into a series of agreements (“Principal Agreements”) with Party C and Party C’s affiliates respectively;

(2)	Party B holds 100% of the equity interest in Party C and agrees to provide security of pledge over the equity interest for the performance of payment obligations of Party C and its affiliates under the Principal Agreements, and Party A agrees to accept such security of pledge.

NOW, THEREFORE, the Parties agree as follows:

1.	Principal Agreements

All Parties hereto acknowledge and confirm that the Principal Agreements over which the security of pledge is provided hereunder include a series of contracts which have been concluded and become effective among Party A, Party C and Party C’s affiliates, including but not limited to the agreements listed in Appendix I hereto and the agreements to be executed among Party A, Party C and Party C’s affiliates in the future. All Parties confirm that within the term of this Agreement, the Parties shall, at the request of Party A, promptly recognize the agreements executed and terminated among Party A, Party C and Party C’s affiliates as the Principal Agreements and amend Appendix I accordingly.

2.	Pledge

Party B agrees to pledge 37% of its equity interest in Party C (“Pledged Equity Interest”) to Party A in whole as the security for the performance of all the obligations of Party B, Party C and Party C’s affiliates under the Principal Agreements.

3.	Amounts of Pledge

The guaranteed rights under this Agreement are all the rights Party A has under the Principal Agreements (whether the rights of dispose, claim, defense and formation), including but not limited to Party C’s equity interest with the registered capital of RMB18,500,000.

4.	Scope of Pledge

The Pledged Equity Interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the Principal Agreements. To clarify, the scope of pledge shall not be limited by the amount of the registered capital stipulated in Article 3.

5.	Term of Pledge

The pledge shall be effective when upon registration with the competent industrial and commercial administrations of Party C and shall be terminated after the Principal Agreements are performed, invalidated or terminated, whichever the latest. During the term of pledge, in the event that Party B, Party C or Party C’s affiliates fail to perform any obligations under the Principal Agreements, or any of the circumstances stipulated in Article 9 occurs, Party A shall have the right to dispose the Pledged Equity Interest in accordance with the Agreement.

6.	Registration

6.1 Party B and Party C undertake to Party A that they shall:

(i) record the pledge on the register of members of Party C and submit the updated register of members to Party A for keeping; and

2

(ii) register the pledge with competent industrial and commercial administrations and obtain written registration certificates within thirty (30) business days following the execution of this Agreement. During the term of this Agreement, the register of members of Party C shall be kept by Party A or persons designated by Party A, unless Party C or its affiliates need the register of members for the purpose of registration or amendment during the course of business.

6. 2 Party B and Party C further undertake that, after the execution of this Agreement, with the prior consent of Party A, Party B may increase its capital contribution to Party C, provided that any capital contribution by Party B to Party C shall be subject to this Agreement. Party B and Party C shall immediately amend the register of members of Party C and register the change to the pledge with the competent industrial and commercial administrations pursuant to the provisions in this Article 6.

7.	Party B’s Representations

7.1 Party B is the legal owner of the Pledged Equity Interest.

7.2 Except for the pledge provided herein, Party B has not created any other pledge on the Pledged Equity Interest.

8.	Party B’s Undertakings and Warranties

8.1 Party B undertakes to Party A that in the term of this Agreement, it will:

(a) without Party A’s prior written consent, not transfer the Pledged Equity Interest, or establish or permit the existence of any guaranty on the Pledged Equity Interest, unless otherwise agreed mutually;

(b) comply with all the laws and regulations concerning pledge of rights. Upon receipt of any notice, instruction or suggestion issued or promulgated by competent authorities, Party B shall produce such notice, instruction or suggestion to Party A within 5 days, and comply with them or submit appeals and presentations pursuant to Party A’s reasonable requests or with Party A’s consent.

8.2 Party B agrees that, for the purpose of this Agreement, Party A shall have the right to exercise its pledge right in accordance with the relevant laws without being suspended or interrupted by legal procedures initiated by Party B, its successors, its principals or any other person.

3

8.3 Party B undertakes to Party A that, for the purpose of protecting or perfecting the guaranty provided in this Agreement for the payment under the Principal Agreements, Party B will, upon Party A’s request, honestly sign, and urge other persons with interests in the pledge to sign all right certificates, agreements and covenants in connection with the enforcement of this Agreement, and urge other persons with interests to the pledge to take, any action in relation to the enforcement of this Agreement and facilitate Party A’s exercising of its rights under this Agreement.

8.4 Party B undertakes to Party A that, in order to ensure the interests of Party A, Party B will abide by and perform all undertakings, promises, warrants, agreements, representations and conditions. If Party B fails to perform or performs incompletely undertakings, promises, warrants, agreements, representations and conditions, Party B shall indemnify all the losses suffered by Party A as a result.

9.	Exercise of Pledge

9.1 Party A may require that Party B or Party C immediately fulfill all the obligations under the Agreement and the pledge under this Agreement can be exercised immediately if any of the following circumstances, to the extent that are permitted by relevant P.R.C laws and administrative regulations, occurs:

(a) any statement, warranty or representation made by Party B, Party C or Party C’s affiliates under the Agreement or Principal Agreements are not in consistency, accurate, true or no longer accurate or true in any aspect; or Party B, Party C or Party C’s affiliates breach or fail to fulfill any obligation or abide by any warranty and undertaking under the Agreement or Principal Agreements; or

(b) any or more of the obligations of Party B, Party C or Party C’s affiliates under the Agreement or Principal Agreements is/are deemed as unlawful or void; or

(c) Party B or Party C materially breaches the stipulations regarding its obligations under this Agreement.

4

9.2 In the event of the occurrence of any of the said exercise events, Party A may exercise its pledge right by purchasing or designating other parties to purchase the security of pledge at a converted price, or through auction or sale of the security of pledge. Party A may exercise the right of pledge under the agreement and does not need to exercise other guarantees or rights, or carry out other measures or procedures to Party B and/or Party C or any other person.

9.3 Party B and Party C, at the request of Party A, should take all lawful and appropriate actions to guarantee Party A’s exercise of the pledge right. For the purpose of this, Party B and Party C should sign all the documents and materials and carry out all measures and take all actions reasonably required by Party A.

10.	Transfer

10.1 Unless agreed in writing by Party A in advance, Party B shall not have the right to donate or transfer any rights and obligations under this Agreement with the exception of the “Option Agreement” concluded between Party B and New Oriental Education & Technology Group Inc.

10.2 This Agreement shall be binding upon Party B and its successors, and also binding upon Party A, its successors and its assignees.

10.3 Party A may, at any time, assign all or any of its rights and obligations under the Principal Agreements to a designated person (natural or legal), under which circumstance the assignee shall have the rights and obligations Party A has under this Agreement as if it were a Party to this Agreement. Where Party A transfers its rights and obligations under the Principal Agreements, Party B shall, upon Party A’s request, execute agreements and/or documents concerning said transfer.

10.4 Where there is a change to Party A as result of said assignment, both new Parties shall enter into a new equity pledge agreement.

11.	Confidentiality

This Agreement and all its provisions shall be confidential by all not be disclosed to any third party, expectcertain involved senior officers, directors, employees, agents and professional consultants unless the laws require a party to disclose information in connection with this Agreement to the government, public or shareholders, or to file this Agreement with governmental authorities.

5

This Article 11 shall survive any amendment, rescission or termination of this Agreement.

12.	Liability for Breach of Contract

A party shall compensate the other parties for all the losses if it fails to perform its obligations under this Agreement or if its representations or warranties under this Agreement prove to be substantially false or incorrect.

13.	Force Majeure

In the event that force majeure affects the performance of this Agreement, the party suffering from the force majeure shall immediately notify the other parties by telegraph, facsimile or other electronical forms and provide the written certificate within fifteen (15) working days. Based the impact of the force majeure on the performance of this Agreement, all the parties shall negotiate and decide whether to terminate this Agreement, partly waive the obligations of performance or delay the performance.

14.	Miscellaneous

14.1 Any dispute arising from the performance of this Agreement shall be settled through friendly negotiation. Disputes that cannot be settled through such negotiation shall be submitted to Beijing Arbitration Commission in Beijing in accordance with its arbitration rules. The award of the arbitration shall be final.

14.2 This Agreement shall be effective from the signing day.

14.3 This Agreement is executed in Chinese with three (3) originals, each party holding an original.

(The reminder of this page is intentionally left blank)

6

(Signature Page)

Party A: Shanghai Smart Words Software Technology Company Limited

Authorized Representative:

/s/ Authorized Representative

Party B: Beijing Century Friendship Education Investment Co., Ltd.

Authorized Representative:

/s/ Authorized Representative

Party C: Beijing New Oriental Education & Technology (Group) Co., Ltd.

Authorized Representative:

/s/ Authorized Representative

7

Appendix I:

List of Principal Agreements

No.	Name of the Agreement

1	Option Agreements

2	Student Online Service Platform System Development Service Agreements

3	Course Search Platform System Development Service Agreements

4	IELTS DPS Learning System Development Service Agreements

5	Trademark License Agreements

6	Software Purchase Agreements

8

Exhibit 4

Equity Pledge Agreement

This Equity Pledge Agreement (“Agreement”) is executed on April 23, 2012 in Beijing among:

Party A: Beijing Pioneer Technology Company Limited, with its registration address at Room 315, Building B, No. 3, Danling Street, Haidian District, Beijing;

Party B: Beijing Century Friendship Education Investment Co., Ltd., with its registration address at Room 202, B2/F, No. 2 of Haidiandongsan Sreet, Haidian District, Beijing;

Party C: Beijing New Oriental Education & Technology (Group) Co., Ltd., with its registration address at 9/F, No. 6 of Haidianzhong Street, Haidian District, Beijing.

WHEREAS:

(1)	Party A has entered into a series of agreements (“Principal Agreements”) with Party C and Party C’s affiliates respectively;

(2)	Party B holds 100% of the equity interest in Party C and agrees to provide security of pledge over the equity interest for the performance of payment obligations of Party C and its affiliates under the Principal Agreements, and Party A agrees to accept such security of pledge.

NOW, THEREFORE, the Parties agree as follows:

1.	Principal Agreements

All Parties hereto acknowledge and confirm that the Principal Agreements over which the security of pledge is provided hereunder include a series of contracts which have been concluded and become effective among Party A, Party C and Party C’s affiliates, including but not limited to the agreements listed in Appendix I hereto and the agreements to be executed among Party A, Party C and Party C’s affiliates in the future. All Parties confirm that within the term of this Agreement, the Parties shall, at the request of Party A, promptly recognize the agreements executed and terminated among Party A, Party C and Party C’s affiliates as the Principal Agreements and amend Appendix I accordingly.

2.	Pledge

Party B agrees to pledge 19% of its equity interest in Party C (“Pledged Equity Interest”) to Party A in whole as the security for the performance of all the obligations of Party B, Party C and Party C’s affiliates under the Principal Agreements.

3.	Amounts of Pledge

The guaranteed rights under this Agreement are all the rights Party A has under the Principal Agreements (whether the rights of dispose, claim, defense and formation), including but not limited to Party C’s equity interest with the registered capital of RMB9,500,000.

4.	Scope of Pledge

The Pledged Equity Interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the Principal Agreements. To clarify, the scope of pledge shall not be limited by the amount of the registered capital stipulated in Article 3.

5.	Term of Pledge

The pledge shall be effective when upon registration with the competent industrial and commercial administrations of Party C and shall be terminated after the Principal Agreements are performed, invalidated or terminated, whichever the latest. During the term of pledge, in the event that Party B, Party C or Party C’s affiliates fail to perform any obligations under the Principal Agreements, or any of the circumstances stipulated in Article 9 occurs, Party A shall have the right to dispose the Pledged Equity Interest in accordance with the Agreement.

6.	Registration

6.1 Party B and Party C undertake to Party A that they shall:

(i) record the pledge on the register of members of Party C and submit the updated register of members to Party A for keeping; and

2

(ii) register the pledge with competent industrial and commercial administrations and obtain written registration certificates within thirty (30) business days following the execution of this Agreement. During the term of this Agreement, the register of members of Party C shall be kept by Party A or persons designated by Party A, unless Party C or its affiliates need the register of members for the purpose of registration or amendment during the course of business.

6. 2 Party B and Party C further undertake that, after the execution of this Agreement, with the prior consent of Party A, Party B may increase its capital contribution to Party C, provided that any capital contribution by Party B to Party C shall be subject to this Agreement. Party B and Party C shall immediately amend the register of members of Party C and register the change to the pledge with the competent industrial and commercial administrations pursuant to the provisions in this Article 6.

7.	Party B’s Representations

7.1 Party B is the legal owner of the Pledged Equity Interest.

7.2 Except for the pledge provided herein, Party B has not created any other pledge on the Pledged Equity Interest.

8.	Party B’s Undertakings and Warranties

8.1 Party B undertakes to Party A that in the term of this Agreement, it will:

(a) without Party A’s prior written consent, not transfer the Pledged Equity Interest, or establish or permit the existence of any guaranty on the Pledged Equity Interest, unless otherwise agreed mutually;

(b) comply with all the laws and regulations concerning pledge of rights. Upon receipt of any notice, instruction or suggestion issued or promulgated by competent authorities, Party B shall produce such notice, instruction or suggestion to Party A within 5 days, and comply with them or submit appeals and presentations pursuant to Party A’s reasonable requests or with Party A’s consent.

8.2 Party B agrees that, for the purpose of this Agreement, Party A shall have the right to exercise its pledge right in accordance with the relevant laws without being suspended or interrupted by legal procedures initiated by Party B, its successors, its principals or any other person.

3

8.3 Party B undertakes to Party A that, for the purpose of protecting or perfecting the guaranty provided in this Agreement for the payment under the Principal Agreements, Party B will, upon Party A’s request, honestly sign, and urge other persons with interests in the pledge to sign all right certificates, agreements and covenants in connection with the enforcement of this Agreement, and urge other persons with interests to the pledge to take, any action in relation to the enforcement of this Agreement and facilitate Party A’s exercising of its rights under this Agreement.

8.4 Party B undertakes to Party A that, in order to ensure the interests of Party A, Party B will abide by and perform all undertakings, promises, warrants, agreements, representations and conditions. If Party B fails to perform or performs incompletely undertakings, promises, warrants, agreements, representations and conditions, Party B shall indemnify all the losses suffered by Party A as a result.

9.	Exercise of Pledge

9.1 Party A may require that Party B or Party C immediately fulfill all the obligations under the Agreement and the pledge under this Agreement can be exercised immediately if any of the following circumstances, to the extent that are permitted by relevant P.R.C laws and administrative regulations, occurs:

(a) any statement, warranty or representation made by Party B, Party C or Party C’s affiliates under the Agreement or Principal Agreements are not in consistency, accurate, true or no longer accurate or true in any aspect; or Party B, Party C or Party C’s affiliates breach or fail to fulfill any obligation or abide by any warranty and undertaking under the Agreement or Principal Agreements; or

(b) any or more of the obligations of Party B, Party C or Party C’s affiliates under the Agreement or Principal Agreements is/are deemed as unlawful or void; or

(c) Party B or Party C materially breaches the stipulations regarding its obligations under this Agreement.

4

9.2 In the event of the occurrence of any of the said exercise events, Party A may exercise its pledge right by purchasing or designating other parties to purchase the security of pledge at a converted price, or through auction or sale of the security of pledge. Party A may exercise the right of pledge under the agreement and does not need to exercise other guarantees or rights, or carry out other measures or procedures to Party B and/or Party C or any other person.

9.3 Party B and Party C, at the request of Party A, should take all lawful and appropriate actions to guarantee Party A’s exercise of the pledge right. For the purpose of this, Party B and Party C should sign all the documents and materials and carry out all measures and take all actions reasonably required by Party A.

10.	Transfer

10.1 Unless agreed in writing by Party A in advance, Party B shall not have the right to donate or transfer any rights and obligations under this Agreement with the exception of the “Option Agreement” concluded between Party B and New Oriental Education & Technology Group Inc.

10.2 This Agreement shall be binding upon Party B and its successors, and also binding upon Party A, its successors and its assignees.

10.3 Party A may, at any time, assign all or any of its rights and obligations under the Principal Agreements to a designated person (natural or legal), under which circumstance the assignee shall have the rights and obligations Party A has under this Agreement as if it were a Party to this Agreement. Where Party A transfers its rights and obligations under the Principal Agreements, Party B shall, upon Party A’s request, execute agreements and/or documents concerning said transfer.

10.4 Where there is a change to Party A as result of said assignment, both new Parties shall enter into a new equity pledge agreement.

11.	Confidentiality

This Agreement and all its provisions shall be confidential by all not be disclosed to any third party, expectcertain involved senior officers, directors, employees, agents and professional consultants unless the laws require a party to disclose information in connection with this Agreement to the government, public or shareholders, or to file this Agreement with governmental authorities.

5

This Article 11 shall survive any amendment, rescission or termination of this Agreement.

12.	Liability for Breach of Contract

A party shall compensate the other parties for all the losses if it fails to perform its obligations under this Agreement or if its representations or warranties under this Agreement prove to be substantially false or incorrect.

13.	Force Majeure

In the event that force majeure affects the performance of this Agreement, the party suffering from the force majeure shall immediately notify the other parties by telegraph, facsimile or other electronical forms and provide the written certificate within fifteen (15) working days. Based the impact of the force majeure on the performance of this Agreement, all the parties shall negotiate and decide whether to terminate this Agreement, partly waive the obligations of performance or delay the performance.

14.	Miscellaneous

14.1 Any dispute arising from the performance of this Agreement shall be settled through friendly negotiation. Disputes that cannot be settled through such negotiation shall be submitted to Beijing Arbitration Commission in Beijing in accordance with its arbitration rules. The award of the arbitration shall be final.

14.2 This Agreement shall be effective from the signing day.

14.3 This Agreement is executed in Chinese with three (3) originals, each party holding an original.

(The reminder of this page is intentionally left blank)

6

(Signature Page)

Party A: Beijing Pioneer Technology Company Limited

Authorized Representative:

/s/ Authorized Representative

Party B: Beijing Century Friendship Education Investment Co., Ltd.

Authorized Representative:

/s/ Authorized Representative

Party C: Beijing New Oriental Education & Technology (Group) Co., Ltd.

Authorized Representative:

/s/ Authorized Representative

7

Appendix I:

List of Principal Agreements

No.	Name of the Agreement
1	Education Call Center Platform Development Service Agreements
2	CRM System Development Service Agreements
3	Overseas Study Management System Development Service Agreements
4	Software Purchase Agreements

8

Exhibit 5

Equity Pledge Agreement

This Equity Pledge Agreement (“Agreement”) is executed on April 23, 2012 in Beijing among:

Party A: Beijing Wisdom Career Software Technology Co., Ltd., with its registration address at Room 202, Floor B2, No. 2 Haidian East 3rd Road, Haidian District, Beijing;

Party B: Beijing Century Friendship Education Investment Co., Ltd., with its registration address at Room 202, B2/F, No. 2 of Haidiandongsan Sreet, Haidian District, Beijing;

Party C: Beijing New Oriental Education & Technology (Group) Co., Ltd., with its registration address at 9/F, No. 6 of Haidianzhong Street, Haidian District, Beijing.

WHEREAS:

(1)	Party A has entered into a series of agreements (“Principal Agreements”) with Party C and Party C’s affiliates respectively;

(2)	Party B holds 100% of the equity interest in Party C and agrees to provide security of pledge over the equity interest for the performance of payment obligations of Party C and its affiliates under the Principal Agreements, and Party A agrees to accept such security of pledge.

NOW, THEREFORE, the Parties agree as follows:

1.	Principal Agreements

All Parties hereto acknowledge and confirm that the Principal Agreements over which the security of pledge is provided hereunder include a series of contracts which have been concluded and become effective among Party A, Party C and Party C’s affiliates, including but not limited to the agreements listed in Appendix I hereto and the agreements to be executed among Party A, Party C and Party C’s affiliates in the future. All Parties confirm that within the term of this Agreement, the Parties shall, at the request of Party A, promptly recognize the agreements executed and terminated among Party A, Party C and Party C’s affiliates as the Principal Agreements and amend Appendix I accordingly.

2.	Pledge

Party B agrees to pledge 28% of its equity interest in Party C (“Pledged Equity Interest”) to Party A in whole as the security for the performance of all the obligations of Party B, Party C and Party C’s affiliates under the Principal Agreements.

3.	Amounts of Pledge

The guaranteed rights under this Agreement are all the rights Party A has under the Principal Agreements (whether the rights of dispose, claim, defense and formation), including but not limited to Party C’s equity interest with the registered capital of RMB14,000,000.

4.	Scope of Pledge

The Pledged Equity Interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the Principal Agreements. To clarify, the scope of pledge shall not be limited by the amount of the registered capital stipulated in Article 3.

5.	Term of Pledge

The pledge shall be effective when upon registration with the competent industrial and commercial administrations of Party C and shall be terminated after the Principal Agreements are performed, invalidated or terminated, whichever the latest. During the term of pledge, in the event that Party B, Party C or Party C’s affiliates fail to perform any obligations under the Principal Agreements, or any of the circumstances stipulated in Article 9 occurs, Party A shall have the right to dispose the Pledged Equity Interest in accordance with the Agreement.

6.	Registration

6.1 Party B and Party C undertake to Party A that they shall:

(i) record the pledge on the register of members of Party C and submit the updated register of members to Party A for keeping; and

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(ii) register the pledge with competent industrial and commercial administrations and obtain written registration certificates within thirty (30) business days following the execution of this Agreement. During the term of this Agreement, the register of members of Party C shall be kept by Party A or persons designated by Party A, unless Party C or its affiliates need the register of members for the purpose of registration or amendment during the course of business.

6. 2 Party B and Party C further undertake that, after the execution of this Agreement, with the prior consent of Party A, Party B may increase its capital contribution to Party C, provided that any capital contribution by Party B to Party C shall be subject to this Agreement. Party B and Party C shall immediately amend the register of members of Party C and register the change to the pledge with the competent industrial and commercial administrations pursuant to the provisions in this Article 6.

7.	Party B’s Representations

7.1 Party B is the legal owner of the Pledged Equity Interest.

7.2 Except for the pledge provided herein, Party B has not created any other pledge on the Pledged Equity Interest.

8.	Party B’s Undertakings and Warranties

8.1 Party B undertakes to Party A that in the term of this Agreement, it will:

(a) without Party A’s prior written consent, not transfer the Pledged Equity Interest, or establish or permit the existence of any guaranty on the Pledged Equity Interest, unless otherwise agreed mutually;

(b) comply with all the laws and regulations concerning pledge of rights. Upon receipt of any notice, instruction or suggestion issued or promulgated by competent authorities, Party B shall produce such notice, instruction or suggestion to Party A within 5 days, and comply with them or submit appeals and presentations pursuant to Party A’s reasonable requests or with Party A’s consent.

8.2 Party B agrees that, for the purpose of this Agreement, Party A shall have the right to exercise its pledge right in accordance with the relevant laws without being suspended or interrupted by legal procedures initiated by Party B, its successors, its principals or any other person.

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8.3 Party B undertakes to Party A that, for the purpose of protecting or perfecting the guaranty provided in this Agreement for the payment under the Principal Agreements, Party B will, upon Party A’s request, honestly sign, and urge other persons with interests in the pledge to sign all right certificates, agreements and covenants in connection with the enforcement of this Agreement, and urge other persons with interests to the pledge to take, any action in relation to the enforcement of this Agreement and facilitate Party A’s exercising of its rights under this Agreement.

8.4 Party B undertakes to Party A that, in order to ensure the interests of Party A, Party B will abide by and perform all undertakings, promises, warrants, agreements, representations and conditions. If Party B fails to perform or performs incompletely undertakings, promises, warrants, agreements, representations and conditions, Party B shall indemnify all the losses suffered by Party A as a result.

9.	Exercise of Pledge

9.1 Party A may require that Party B or Party C immediately fulfill all the obligations under the Agreement and the pledge under this Agreement can be exercised immediately if any of the following circumstances, to the extent that are permitted by relevant P.R.C laws and administrative regulations, occurs:

(a) any statement, warranty or representation made by Party B, Party C or Party C’s affiliates under the Agreement or Principal Agreements are not in consistency, accurate, true or no longer accurate or true in any aspect; or Party B, Party C or Party C’s affiliates breach or fail to fulfill any obligation or abide by any warranty and undertaking under the Agreement or Principal Agreements; or

(b) any or more of the obligations of Party B, Party C or Party C’s affiliates under the Agreement or Principal Agreements is/are deemed as unlawful or void; or

(c) Party B or Party C materially breaches the stipulations regarding its obligations under this Agreement.

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9.2 In the event of the occurrence of any of the said exercise events, Party A may exercise its pledge right by purchasing or designating other parties to purchase the security of pledge at a converted price, or through auction or sale of the security of pledge. Party A may exercise the right of pledge under the agreement and does not need to exercise other guarantees or rights, or carry out other measures or procedures to Party B and/or Party C or any other person.

9.3 Party B and Party C, at the request of Party A, should take all lawful and appropriate actions to guarantee Party A’s exercise of the pledge right. For the purpose of this, Party B and Party C should sign all the documents and materials and carry out all measures and take all actions reasonably required by Party A.

10.	Transfer

10.1 Unless agreed in writing by Party A in advance, Party B shall not have the right to donate or transfer any rights and obligations under this Agreement with the exception of the “Option Agreement” concluded between Party B and New Oriental Education & Technology Group Inc.

10.2 This Agreement shall be binding upon Party B and its successors, and also binding upon Party A, its successors and its assignees.

10.3 Party A may, at any time, assign all or any of its rights and obligations under the Principal Agreements to a designated person (natural or legal), under which circumstance the assignee shall have the rights and obligations Party A has under this Agreement as if it were a Party to this Agreement. Where Party A transfers its rights and obligations under the Principal Agreements, Party B shall, upon Party A’s request, execute agreements and/or documents concerning said transfer.

10.4 Where there is a change to Party A as result of said assignment, both new Parties shall enter into a new equity pledge agreement.

11.	Confidentiality

This Agreement and all its provisions shall be confidential by all not be disclosed to any third party, expectcertain involved senior officers, directors, employees, agents and professional consultants unless the laws require a party to disclose information in connection with this Agreement to the government, public or shareholders, or to file this Agreement with governmental authorities.

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This Article 11 shall survive any amendment, rescission or termination of this Agreement.

12.	Liability for Breach of Contract

A party shall compensate the other parties for all the losses if it fails to perform its obligations under this Agreement or if its representations or warranties under this Agreement prove to be substantially false or incorrect.

13.	Force Majeure

In the event that force majeure affects the performance of this Agreement, the party suffering from the force majeure shall immediately notify the other parties by telegraph, facsimile or other electronical forms and provide the written certificate within fifteen (15) working days. Based the impact of the force majeure on the performance of this Agreement, all the parties shall negotiate and decide whether to terminate this Agreement, partly waive the obligations of performance or delay the performance.

14.	Miscellaneous

14.1 Any dispute arising from the performance of this Agreement shall be settled through friendly negotiation. Disputes that cannot be settled through such negotiation shall be submitted to Beijing Arbitration Commission in Beijing in accordance with its arbitration rules. The award of the arbitration shall be final.

14.2 This Agreement shall be effective from the signing day.

14.3 This Agreement is executed in Chinese with three (3) originals, each party holding an original.

(The reminder of this page is intentionally left blank)

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(Signature Page)

Party A: Beijing Wisdom Career Software Technology Co., Ltd.

Authorized Representative:

/s/ Authorized Representative

Party B: Beijing Century Friendship Education Investment Co., Ltd.

Authorized Representative:

/s/ Authorized Representative

Party C: Beijing New Oriental Education & Technology (Group) Co., Ltd.

Authorized Representative:

/s/ Authorized Representative

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Appendix I:

List of Principal Agreements

No.	Name of the Agreement
1	Teaching and Research Materials Compilation System Development Service Agreements
2	Teacher Capability Remote Improvement System Development Service Agreements
3	Book Supporting Evaluation Research and Development System Development Service Agreements
4	Learning Multi-dimensional Diagnosis and Evaluation System Development Service Agreements
5	Software Purchase Agreements

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Exhibit 6

Option Agreement

This Option Agreement (“Agreement”) is executed on April 23, 2012 in Shanghai among:

Party A: Shanghai Smart Words Software Technology Company Limited, with its registration address at Room 707-2, No. 200, Huiyuan Road, Jiading Industrial Zone, Shanghai;

Party B: Beijing Century Friendship Education Investment Co., Ltd., with its registration address at Room 202, B2/F, No. 2 of Haidiandongsan Sreet, Haidian District, Beijing;

Party C: Beijing New Oriental Education & Technology (Group) Co., Ltd., with its registration address at 9/F, No. 6 of Haidianzhong Street, Haidian District, Beijing.

In respect of Party A’s purchase of the equity interest of Party C held by Party B, the Parties hereto upon friendly negotiation agree as follows:

1.	Target Equity Interest

1.1	Party A shall have the right to require Party B to transfer of the 37% equity interest of Party C it holds (“Target Equity Interest”), in whole or in part, subject to Party A’s specific requirements, and Party B shall transfer the Target Equity Interest to Party A or to a third party designated by Party A in accordance with Party A’s requirements under the following circumstances:

(1)	Party A can legally own all or part of the Target Equity Interest under the PRC Laws and administrative regulations; or

(2)	Other circumstances deemed as appropriate or necessary by Party A.

All the rights of Party A under this Agreement shall be exclusive and irrevocable.

1.2	All the Parties agree that Party A shall have the right to exercise its purchase right in whole or in part and to acquire the Target Equity Interest in whole or in part without any limit to the times of such exercising.

1.3	All the Parties agree that Party A may designate any third party to acquire the Target Equity Interest in whole or in part and Party B shall not refuse and shall transfer the Target Equity Interest in whole or in part to such third party.

1.4	Prior to the transfer of the Target Equity Interest to Party A according to this Agreement, Party B shall not transfer the Target Equity Interest without the Party A’s prior consent in writing.

2.	Procedures

2.1	When signing this Agreement, Party B shall also execute the “Equity Interest Transfer Agreement” in the format set forth in APPENDIX 1 attached hereto and submit the said document to Party A for keeping.

2.2	If Party A decides to acquire the Target Equity Interest pursuant to Article 1.1 hereinabove, it shall send written notice to Party B which specifies the proportion of the Target Equity Interest to be acquired and identifies the transferee. Party B and Party C shall furnish all materials and documents necessary for the registration of said equity interest transfer within 7 days after the date of Party A’s notice.

2.3	Except the notice obligation provided in Article 2.2 of this Agreement, there shall be no other prerequisite, incidental conditions or procedures as to Party A’s option right to purchase the Target Equity Interest.

3.	Transfer Price

3.1	The total transfer price for the Target Equity Interest shall be the lowest price allowable under the PRC Laws and administrative regulations at the time of said transfer. If the Target Equity Interest is transferred in installments, the due transfer price for one installment shall be determined in accordance with the proportion of Target Equity Interest under said transfer.

3.2	All the taxes, fees and expenses arising from the transfer of the Target Equity Interest shall be borne by each Party respectively in accordance with the PRC Laws.

4.	Appendix

In the event that at the time of the Target Equity Interest transfer, there is a need to modify the format of “Equity Interest Transfer Agreement” set forth in APPENDIX 1 attached hereto pursuant to then effective PRC Laws and administrative regulations, the Parties shall modify the said format in good faith in compliance with PRC Laws and administrative regulations.

The appendix is an integral part of this Agreement and has the same legal effects as the other parts of the Agreement.

5.	Confidentiality

All the articles of this Agreement and the Agreement itself shall be kept confidential by all the Parties and shall not be disclosed to any third party excluding senior officers, directors, employees, agents and professional consultants. If any Party is required by PRC Laws to disclose any information in connection with this Agreement to the government, the public or shareholders, or to file this Agreement with governmental authorities concerned, that Party shall not be subject to this Article.

This Article shall survive any amendment, rescission or termination of this Agreement.

6.	Liability for Breach of Contract

One Party shall be deemed to have breached this Agreement and compensate the other Parties for all losses if it fails to perform any of its obligations under this Agreement or its representations or warrants under this Agreement are proved to be substantially false or incorrect.

7.	Force Majeure

In the event of force majeure influencing the performance of this Agreement, the Party suffering the force majeure shall forthwith notify other Parties in the form of telegraph, facsimile or other electric forms immediately and provide the written certificate concerning force majeure within fifteen (15) working days. According to the extent of the impact of the force majeure on the performance of this Agreement, all Parties shall negotiate and decide whether to rescind the Agreement, partly relieve obligation, or delay the performance of the Agreement.

8.	Miscellaneous

8.1	All the parties hereby confirm that P.R.C laws shall be applicable to the conclusion, performance and interpretation of the agreement. Party B will transfer the equity interests of Party C it holds to Party A or any third party designated by Party A when P.R.C laws permit the said transfer and will comply with the said laws.

8.2	Any dispute arising in the process of performing this Agreement shall be settled through amicable consultations. If the dispute cannot be settled through such consultations, the dispute shall be submitted to arbitration with Beijing Arbitration Commission in Beijing in accordance with its arbitration rules. The award of the arbitrator(s) shall be final.

8.3	This Agreement shall be effective on the date of execution.

8.4	This Agreement is executed in Chinese with 3 copies, each of which shall be held by each Party.

(Signature Page)

Party A:   Shanghai Smart Words Software Technology Company Limited

Signature:   /s/ Authorized Signatory

Party B:   Beijing Century Friendship Education Investment Co., Ltd.

Signature:   /s/ Authorized Signatory

Party C:   Beijing New Oriental Education & Technology (Group) Co., Ltd.

Signature:   /s/ Yu Minhong

APPENDIX 1

Equity Interest Transfer Agreement

This Equity Interest Transfer Agreement (“Agreement”) is entered into in Shanghai, PRC by:

Transferor: Beijing Century Friendship Education Investment Co., Ltd.

Transferee:

NOW, the Parties agree as follows concerning the equity interest transfer:

1.	The transferor agrees to transfer to the transferee 37% of equity interest of Beijing New Oriental Education & Technology Group Inc. held by the transferor, and the transferee agrees to accept said equity interest.

2.	After the closing of equity interest transfer, the transferor shall not have any rights and obligations as a shareholder of Beijing New Oriental Education & Technology Group Inc., and the transferee shall have such rights and obligations as a shareholder of Beijing New Oriental Education & Technology Group Inc.

3.	Any matter not covered by this Agreement may be determined by the Parties by way of signing supplementary agreements.

4.	This Agreement shall be effective from the signing day.

5.	This Agreement is executed in four copies, with each party holding one copy. The rest copies are made for the purpose of going through business registration of such change.

Transferor: Beijing Century Friendship Education Investment Co., Ltd.

Signature:

(with the company seal of Beijing Century Friendship Education Investment Co., Ltd.)

Date:

Transferee:

Authorized Signature:

Date:

Exhibit 7

Power of Attorney

We, Beijing Century Friendship Education Investment Co., Ltd, the undersigned shareholder of Beijing New Oriental Education & Technology (Group) Co., Ltd. (hereinafter referred to as “New Oriental China”), hereby authorize Beijing Hewstone Technology Co., Ltd. (hereinafter referred to as “Beijing Hewstone”) as our proxy to exercise shareholder’s right representing 10% of New Oriental China’s voting shares as Beijing Hewstone may deem appropriate or necessary.

Beijing Century Friendship Education Investment Co., Ltd.

Signature: /s/Authorized Signatory

April 23, 2012

Exhibit 8

Power of Attorney

We, Beijing Century Friendship Education Investment Co., Ltd, the undersigned shareholder of Beijing New Oriental Education & Technology (Group) Co., Ltd. (hereinafter referred to as “New Oriental China”), hereby authorize Beijing Decision Education & Consulting Co., Ltd. (hereinafter referred to as “Beijing Decision”) as our proxy to exercise shareholder’s right representing 6% of New Oriental China’s voting shares as Beijing Decision may deem appropriate or necessary.

Beijing Century Friendship Education Investment Co., Ltd.

Signature: /s/Authorized Signatory

April 23, 2012

Exhibit 9

Power of Attorney

We, Beijing Century Friendship Education Investment Co., Ltd, the undersigned shareholder of Beijing New Oriental Education & Technology (Group) Co., Ltd. (hereinafter referred to as “New Oriental China”), hereby authorize Shanghai Smart Words Software Technology Company Limited (hereinafter referred to as “Shanghai Smart Words”) as our proxy to exercise shareholder’s right representing 37% of New Oriental China’s voting shares as Shanghai Smart Words may deem appropriate or necessary.

Beijing Century Friendship Education Investment Co., Ltd.

Signature: /s/Authorized Signatory

April 23, 2012

Exhibit 10

Power of Attorney

We, Beijing Century Friendship Education Investment Co., Ltd, the undersigned shareholder of Beijing New Oriental Education & Technology (Group) Co., Ltd. (hereinafter referred to as “New Oriental China”), hereby authorize Beijing Pioneer Technology Company Limited (hereinafter referred to as “Beijing Pioneer”) as our proxy to exercise shareholder’s right representing 19% of New Oriental China’s voting shares as Beijing Pioneer may deem appropriate or necessary.

Beijing Century Friendship Education Investment Co., Ltd.

Signature: /s/Authorized Signatory

April 23, 2012

Exhibit 11

Power of Attorney

We, Beijing Century Friendship Education Investment Co., Ltd, the undersigned shareholder of Beijing New Oriental Education & Technology (Group) Co., Ltd. (hereinafter referred to as “New Oriental China”), hereby authorize Beijing Wisdom Career Software Technology Co., Ltd. (hereinafter referred to as “Beijing Wisdom Career”) as our proxy to exercise shareholder’s right representing 28% of New Oriental China’s voting shares as Beijing Wisdom Career may deem appropriate or necessary.

Beijing Century Friendship Education Investment Co., Ltd.

Signature: /s/Authorized Signatory

April 23, 2012